SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 10 to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Crestwood Equity Partners LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

456615103

(CUSIP Number)

Joel C. Lambert

700 Louisiana Street, Suite 2550

Houston, TX 77002

(832) 519-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 15, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 10 to Schedule 13D is filed by the Reporting Persons as an amendment to the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on June 19, 2013, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on October 15, 2013, as amended by Amendment No. 2 to Schedule 13D filed with the Commission on May 7, 2015, as amended by Amendment No. 3 to Schedule 13D filed with the Commission on October 2, 2015, as amended by Amendment No. 4 to Schedule 13D filed with the Commission on December 8, 2015, as amended by Amendment No. 5 to Schedule 13D filed with the Commission on December 16, 2015, as amended by Amendment No. 6 to Schedule 13D filed with the Commission on December 28, 2015, as amended by Amendment No. 7 to Schedule 13D filed with the Commission on January 5, 2016, as amended by Amendment No. 8 to Schedule 13D filed with the Commission on January 11, 2016 and as amended by Amendment No. 9 to Schedule 13D filed with the Commission on March 30, 2016 (as amended, this “Schedule 13D”). This Amendment relates to the common units representing limited partner interests (the “Common Units”) of Crestwood Equity Partners LP, a Delaware limited partnership (the “Issuer”). Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following paragraph at the end thereof:

On March 28, 2016, Crestwood Holdings LLC, the parent of the issuer, entered into an amendment to its existing credit facility, which such amendment went fully effective as of March 29, 2016. The amendment made a number of modifications to the existing credit facility, including but not limited to:

•	increasing the interest rates for the loans outstanding thereunder by 200 basis points per annum;

•	permitting additional investments in Common Units; and

•	suspending the quarterly leverage ratio financial maintenance covenant (including certain incurrence tests related thereto) so that such covenant is not applicable for the periods ended March 31, 2016 through December 31, 2017, with such covenant again applying on March 31, 2018 at a maximum leverage ratio of 8.25 to 1.00, with such ratio further stepping down by 0.25 to 1.00 each quarter ended thereafter until such ratio is 7.25 to 1.00, after which time such 7.25 to 1.00 ratio shall apply on a going forward basis.

As previously disclosed, the amendment includes an agreement by Crestwood Holdings LLC to use cash on hand of $25 million to purchase Common Units within the first 45 business days during which it is not restricted from making such purchases as a result of customary “blackout periods”, subject to certain extensions required to comply with securities laws.

[Signature Pages Follow]

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated: April 15, 2016

CRESTWOOD GAS SERVICES HOLDINGS LLC

By:	/s/ Joel C. Lambert
Name: Joel C. Lambert
Title: Senior Vice President

CRESTWOOD HOLDINGS LLC

By:	/s/ Joel C. Lambert
Name: Joel C. Lambert
Title: Senior Vice President

FR CRESTWOOD MANAGEMENT CO-INVESTMENT LLC

By:	/s/ Joel C. Lambert
Name: Joel C. Lambert
Title: Senior Vice President

CRESTWOOD HOLDINGS PARTNERS, LLC

By:	/s/ Joel C. Lambert
Name: Joel C. Lambert
Title: Senior Vice President

FR XI CMP HOLDINGS LLC

By:	First Reserve GP XI, L.P., its managing member

By:	First Reserve GP XI, Inc., its general partner

By:	/s/ Michael France
Name: Michael France
Title: Managing Director

FR MIDSTREAM HOLDINGS LLC

By:	First Reserve GP XI, L.P., its managing member

By:	First Reserve GP XI, Inc., its general partner

By:	/s/ Michael France
Name: Michael France
Title: Managing Director

FIRST RESERVE GP XI, L.P.

By:	First Reserve GP XI, Inc., its general partner

By:	/s/ Michael France
Name: Michael France
Title: Managing Director

FIRST RESERVE GP XI, INC.

By:	/s/ Michael France
Name: Michael France
Title: Managing Director

WILLIAM E. MACAULAY

By:	/s/ Anne E. Gold
Name: Anne E. Gold
Title: Attorney-in-fact